Exhibit 99.1

ZTO Reports Third Quarter 2021 Unaudited Financial Results

Income from Operations Increased 16.4% to RMB1.4 Billion

Volume Grew 23.3% to reach 5.7 Billion Parcels

Market Share Secured at 20.8%

SHANGHAI, Nov. 17, 2021/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2021[1]. The Company delivered a parcel volume growth of 23.3% while maintaining high customer satisfaction and industry-top level of quality of earnings. Adjusted net income reached RMB1,147.9 million which grew 13.7% over that of last year’s normalized for one-time tax refund. Cash generated from operating activities totaled RMB1,787.1 million.

Third Quarter 2021 Financial Highlights

•	Revenues were RMB7,390.7 million (US$1,147.0 million), an increase of 11.3% from RMB6,638.8 million in the same period of 2020.

•	Gross profit was RMB1,568.3 million (US$243.4 million), an increase of 12.7% from RMB1,391.0 million in the same period of 2020.

•	Net income was RMB1,147.9 million (US$178.1 million), a decrease of 5.2% from RMB1,210.3 million in the same period of 2020. Normalized for the one-time 2019 income tax refund received in 2020, net income increased 13.7% year over year.

•	Adjusted EBITDA[2] was RMB1,967.7 million (US$305.4 million), an increase of 17.4% from RMB1,675.4 million in the same period of 2020.

•	Adjusted net income[3] was RMB1,147.9 million (US$178.1 million), a decrease of 5.2% from RMB1,210.3 million in the same period of 2020. Normalized for the one-time 2019 income tax refund received in 2020, adjusted net income increased 13.7% year over year.

•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB1.43 (US$0.22), a decrease of 6.5% from RMB1.53 in the same period of 2020.

•	Adjusted basic and diluted net earnings per American depositary share[5] attributable to ordinary shareholders were RMB1.43 (US$ 0.22), a decrease of 6.5% from RMB1.53 in the same period of 2020.

•	Net cash provided by operating activities was RMB1,787.1 million (US$277.4 million), compared with RMB1,480.4 million in the same period of 2020.

Operational Highlights for Third Quarter 2021

•	Parcel volume was 5,700 million, an increase of 23.3% from 4,623 million in the same period of 2020.

•	Number of pickup/delivery outlets was over 30,300 as of September 30, 2021.

•	Number of direct network partners was over 5,600 as of September 30, 2021.

•	Number of line-haul vehicles was approximately 10,500 as of September 30, 2021, which included approximately 10,400 self-owned vehicles and approximately 100 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•	Out of the approximately 10,400 self-owned trucks, approximately 8,450 were high capacity 15 to 17-meter-long models as of September 30, 2021, compared to over 8,150 as of June 30, 2021.

•	Number of line-haul routes between sorting hubs was over 3,600 as of September 30, 2021, compared to approximately 3,600 as of June 30, 2021.

•	Number of sorting hubs was 96 as of September 30, 2021, among which 85 are operated by the Company and 11 by the Company’s network partners.

(1)         An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)         Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)        Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary in which management aims to better represent the underlying business operations.

(4)         One ADS represents one Class A ordinary share.

(5)         Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “Market dynamics continued to shift towards higher volume concentration yet clearly divided in relative scale as well as profitability. Official’s attention on front-line operators’ rights and economic interests has been constructive towards sustainable healthy development of the industry. ZTO has advanced our efforts for higher quality of growth since last quarter. Supported by top ranking customer satisfaction level and 20.8% leading market share this quarter, ZTO expanded its operating income by 16.4% and achieved 13.7% growth on net income on a comparable basis.”

Mr. Lai added, “Volume and market share have been and will continue to be crucial to the growth and future of an express delivery business whose winning elements are scale and efficiency. The industry has potentially reached a turning point where competition becomes more orderly, and price begins to stabilize. Expanding market share remains one of ZTO’s top priorities, and we are in the best position to capture opportunities presented by continued growth of this industry. Our initiatives that rely on improved partners’ trust and confidence, strengthening capability and efficiency throughout the entire network, increasing data analytics for internal resource deployment and allocation will enable us to achieve meaningful earnings expansion alongside of healthy market share gain in the near term.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Leveraging efficient capacity and operational excellence, ZTO expanded its net income to RMB 1.15 billion in the quarter. The 7.2% ASP decrease in our core express delivery business, mainly attributable to parcel weight drop and normal volume incentives, was partially offset by the 7.3% unit cost productivity gain.”

Ms. Yan added, “Cash flow from operating activities grew 20.7% to 1.8 billion. Capital expenditure totaled 2.6 billion for the quarter. As we entered the final stages of this investment cycle, level of capital spending is expected to stabilize and start to decrease. Increasing profit and strong cash generation will allow us to resume free cashflow position within the next two years.”

Third Quarter 2021 Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2020		2021			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	5,780,410	87.1	6,696,235	1,039,239	90.6	14,727,484	86.9	19,021,980	2,952,165	89.8
Freight forwarding services	481,188	7.2	344,813	53,514	4.7	1,243,759	7.3	1,151,353	178,687	5.4
Sale of accessories	298,871	4.5	304,558	47,267	4.1	797,084	4.7	878,869	136,398	4.1
Others	78,367	1.2	45,117	7,002	0.6	188,819	1.1	136,118	21,126	0.7
Total revenues	6,638,836	100.0	7,390,723	1,147,022	100.0	16,957,146	100.0	21,188,320	3,288,376	100.0

Total Revenues were RMB7,390.7 million (US$1,147.0 million), an increase of 11.3% from RMB6,638.8 million in the same period of 2020. Revenue from the core express delivery business increased by 14.4%compared to the same period of 2020, as a combined result of a 23.3% increase in parcel volume and a 7.2% decrease in parcel unit price mainly driven by per parcel weight decline and normal volume incentives. Revenue from freight forwarding services decreased by 28.3% compared to the same period of 2020 as cross border e-commerce demand and pricing gradually returned to normal post COVID-19 recovery. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 1.9%. Other revenues were mainly consisted of financing services and advertising services receipts.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2020		2021			2020		2021
		% of			% of		% of			% of
	RMB	revenues	RMB	US$	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentage)

Line-haul transportation cost	2,446,793	36.9	2,839,786	440,728	38.4	5,740,772	33.9	8,136,963	1,262,837	38.4
Sorting hub operating cost	1,353,754	20.4	1,635,758	253,866	22.1	3,573,787	21.1	4,759,832	738,714	22.5
Freight forwarding cost	447,047	6.7	301,151	46,738	4.1	1,151,319	6.8	1,003,772	155,783	4.7
Cost of accessories sold	95,007	1.4	91,827	14,251	1.2	281,965	1.7	264,543	41,056	1.2
Other costs	905,283	13.6	953,923	148,046	13.0	2,230,528	13.0	2,684,757	416,668	12.7
Total cost of revenues	5,247,884	79.0	5,822,445	903,629	78.8	12,978,371	76.5	16,849,867	2,615,058	79.5

Total cost of revenues was RMB5,822.4 million (US$903.6 million) compared to RMB5,247.9 million in the same period last year, an increase of 10.9% against 23.3% volume increase year over year.

Line haul transportation cost was RMB2,839.8 million (US$440.7 million), an increase of 16.1% from RMB2,446.8 million in the same period last year. Line-haul transportation cost per parcel decreased by 5.9% to RMB0.50 benefited mainly from improved operating efficiency through increased usage of high-capacity vehicles and better route planning. There were approximately 1,050 more high-capacity vehicles in our owned-and-operated fleet compared to the same period last year.

Sorting hub operating cost was RMB1,635.8 million (US$253.9 million), an increase of 20.8% from RMB1,353.8 million in the same period last year. The increase was primarily consisted of (i) RMB187.3 million (US$29.1 million) increase in labor-associated costs, a net result of wage increases offset by automation-driven headcount reduction, and (ii) RMB55.9 million (US$8.7 million) increase in depreciation and amortization costs from increased number of installed automated sorting equipment and facilities. Sorting hub operating cost per unit decreased 2.0% to RMB0.29. As of September 30, 2021, 370 sets of automated sorting equipment were in service, compared to 300 sets as of September 30, 2020.

Cost of accessories sold was RMB91.8 million (US$14.3 million), decreased 3.3% compared with RMB95.0 million in the same period last year.

Other costs were RMB953.9 million (US$148.0 million), an increase of RMB48.6 million (US$7.5 million) compared to the same period last year. The increase was mainly consisted of (i) an increase of RMB60.1 million (US$9.3 million) in tax surcharge, (ii) a decrease of RMB33.7 million (US$5.2 million) in the costs of the advertising services, and (iii) an increase of RMB20.4 million (US$3.2 million) in expenses related to the development of technology platform.

Gross Profit was RMB1,568.3 million (US$243.4 million), increased 12.7% from RMB1,391.0 million in the same period last year as a combined result of increased volume and decreased ASP partially offset by unit cost efficiency. Gross margin rate was 21.2% compared to 21.0% in the same period last year.

Total Operating Expenses were RMB207.8 million (US$32.3 million), compared to RMB221.8 million in the same period last year.

Selling, general and administrative expenses were RMB389.4 million (US$60.4 million), increased by 4.2% from RMB373.7 million in the same period last year, mainly from increases of compensation and benefits and office expenditures.

Other operating income, net was RMB181.6 million (US$28.2 million), compared to RMB151.8 million in the same period last year. Other operating income/expense mainly consisted of (i) RMB139.3 million (US$21.6 million) of VAT super deduction, (ii) government subsidies and tax rebates of RMB66.0 million (US$10.3 million), and (iii) RMB20.0 million (US$3.1 million), and offset by (iii) RMB20.0 million (US$3.1 million) of charitable donation to Zhengzhou Red Cross to aid recovery from heavy flooding in Henan province.

Income from operations was RMB1,360.5 million (US$211.1 million), an increase of 16.4% from RMB1,169.1 million for the same period last year. Operating margin rate increased to 18.4% from 17.6% in the same period last year.

Interest income was RMB91.8 million (US$14.2 million), compared with RMB96.7 million in the same period last year.

Interest expenses was RMB52.3 million (US$8.1 million), compared with RMB13.7 million in the same period last year.

Gain from fair value changes of financial instruments was RMB5.1 million (US$0.8 million), which reflected fair value changes, assessed using market-based redemption prices estimated by selling banks, on financial instruments. There were no similar financial instruments in the same period last year.

Income tax expenses were RMB229.5 million (US$35.6 million) compared to negative RMB27.8 million in the same period last year. In the third quarter of 2020, an income tax refund of RMB200.7 million was received by Shanghai Zhongtongji Network, a wholly owned subsidiary, for being recognized as a "Key Software Enterprise" that qualified for a preferential tax rate of 10% for tax year 2019.

Net income was RMB1,147.9 million (US$178.1 million), which decreased by 5.2% from RMB1,210.3 million in the same period last year. Normalized for the one-time income tax refund received in 2020, net income increased 13.7% year over year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.43 (US$0.22), compared to basic and diluted earnings per ADS of RMB1.53 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.43 (US$0.22), compared with RMB1.53 in the same period last year.

Adjusted net income was RMB1,147.9 million (US$178.1 million), compared with RMB1,210.3 million during the same period last year. Adjusted net income for the third quarter of 2020 included RMB 200.7 million one-time 2019 tax refund by a wholly owned subsidiary.

EBITDA was RMB1,967.7 million (US$305.4 million), compared with RMB1,675.4 million in the same period last year.

Adjusted EBITDA was RMB1,967.7 million (US$305.4 million), compared to RMB1,675.4 million in the same period last year.

Net cash provided by operating activities was RMB1,787.1 million (US$277.4 million), compared with RMB1,480.4 million in the same period last year.

Business Outlook

Based on current market and operating conditions, the Company revises its previously stated annual guidance. Parcel volume for 2021 is expected to be in the range of 22.2 billion to 22.7 billion, representing a 30.6% to 33.5% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2020, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company expects to fund the repurchases out of its existing cash balance. As of September 30, 2021, the Company has purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4434 to US$1.00, the noon buying rate on September 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on Wednesday, November 17, 2021 (8:30 AM Beijing Time on November 18, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	3551081

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 24, 2021:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10161579

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the third quarter of 2021, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter 2021 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

4

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	6,638,836	7,390,723	1,147,022	16,957,146	21,188,320	3,288,376
Cost of revenues	(5,247,884)	(5,822,445)	(903,629)	(12,978,371)	(16,849,867)	(2,615,058)
Gross profit	1,390,952	1,568,278	243,393	3,978,775	4,338,453	673,318
Operating income (expenses):
Selling, general and administrative	(373,668)	(389,355)	(60,427)	(1,246,140)	(1,403,585)	(217,833)
Other operating income, net	151,836	181,550	28,176	455,106	514,140	79,793
Total operating expenses	(221,832)	(207,805)	(32,251)	(791,034)	(889,445)	(138,040)
Income from operations	1,169,120	1,360,473	211,142	3,187,741	3,449,008	535,278
Other income (expenses):
Interest income	96,654	91,800	14,247	337,138	269,682	41,854
Interest expense	(13,707)	(52,271)	(8,112)	(23,132)	(101,651)	(15,776)
Gain from fair value changes of financial instruments	—	5,116	794	—	53,246	8,264
Foreign currency exchange gain/(loss), before tax	(64,354)	(8,073)	(1,253)	(45,307)	(34,157)	(5,301)
Income before income tax, and share of loss in equity method	1,187,713	1,397,045	216,818	3,456,440	3,636,128	564,319
Income tax expense	27,845	(229,525)	(35,622)	(400,228)	(634,022)	(98,399)
Share of loss in equity method investments	(5,268)	(19,630)	(3,047)	(21,378)	(48,465)	(7,522)
Net income	1,210,290	1,147,890	178,149	3,034,834	2,953,641	458,398
Net (income)/loss attributable to noncontrolling interests	(9,271)	18,810	2,919	(10,762)	38,856	6,030
Net income attributable to ZTO Express (Cayman) Inc.	1,201,019	1,166,700	181,068	3,024,072	2,992,497	464,428
Net income attributable to ordinary shareholders	1,201,019	1,166,700	181,068	3,024,072	2,992,497	464,428
Net earnings per share attributed to ordinary shareholders
Basic	1.53	1.43	0.22	3.86	3.63	0.56
Diluted	1.53	1.43	0.22	3.86	3.63	0.56
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	784,872,994	816,342,418	816,342,418	783,711,509	823,841,096	823,841,096
Diluted	784,872,994	816,342,418	816,342,418	783,778,138	823,841,096	823,841,096
Other comprehensive(expenses)/income, net of tax of nil:
Foreign currency translation adjustment	(326,880)	(44,670)	(6,933)	(173,511)	(128,931)	(20,010)
Comprehensive income	883,410	1,103,220	171,216	2,861,323	2,824,710	438,388
Comprehensive (income)/loss attributable to noncontrolling interests	(9,271)	18,810	2,919	(10,762)	38,856	6,030
Comprehensive income attributable to ZTO Express (Cayman) Inc.	874,139	1,122,030	174,135	2,850,561	2,863,566	444,418

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	September 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	14,212,778	10,357,744	1,607,497
Restricted cash	133,196	30,369	4,713
Accounts receivable, net	746,013	790,021	122,609
Financing receivables	492,159	981,210	152,281
Short-term investment	3,690,402	2,364,614	366,982
Inventories	53,070	49,992	7,759
Advances to suppliers	589,042	747,276	115,975
Prepayments and other current assets	2,334,688	3,107,846	482,330
Amounts due from related parties	73,278	61,651	9,568
Total current assets	22,324,626	18,490,723	2,869,714
Investments in equity investee	3,224,463	3,398,456	527,432
Property and equipment, net	18,565,161	23,203,585	3,601,140
Land use rights, net	4,360,673	5,098,542	791,281
Intangible assets, net	41,832	37,184	5,771
Operating lease right-of-use assets	876,259	961,338	149,197
Goodwill	4,241,541	4,241,541	658,277
Deferred tax assets	720,561	812,451	126,090
Long-term investment	1,842,000	1,514,500	235,047
Long-term financing receivables	1,970,340	1,496,217	232,209
Other non-current assets	537,294	807,231	125,280
Amounts due from related parties-non current	500,000	600,840	93,249
TOTAL ASSETS	59,204,750	60,662,608	9,414,687

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	1,432,929	4,431,838	687,810
Accounts payable	1,635,888	1,626,967	252,501
Notes payable	326,200	343,520	53,313
Advances from customers	1,119,666	1,265,558	196,412
Income tax payable	48,628	-	-
Amounts due to related parties	16,655	21,943	3,406
Operating lease liabilities	246,394	249,137	38,665
Acquisition consideration payable	22,942	22,942	3,561
Dividends payable	11,198	716	111
Other current liabilities	4,487,084	4,788,083	743,098
Total current liabilities	9,347,584	12,750,704	1,978,877
Non-current operating lease liabilities	502,481	597,756	92,770
Deferred tax liabilities	254,987	248,338	38,541
TOTAL LIABILITIES	10,105,052	13,596,798	2,110,188

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 855,301,115 shares issued and 828,869,972 shares outstanding as of December 31, 2020; 826,943,309 shares issued and 808,448,289 shares outstanding as of September 30, 2021)	553	534	83
Additional paid-in capital	30,613,948	28,256,720	4,385,374
Treasury shares, at cost	(2,578,870)	(2,067,008)	(320,795)
Retained earnings	21,038,753	20,954,469	3,252,083
Accumulated other comprehensive loss	(95,571)	(224,502)	(34,842)
ZTO Express (Cayman) Inc. shareholders’ equity	48,978,813	46,920,213	7,281,903
Noncontrolling interests	120,885	145,597	22,596
Total Equity	49,099,698	47,065,810	7,304,499
TOTAL LIABILITIES AND EQUITY	59,204,750	60,662,608	9,414,687

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,480,429	1,787,077	277,350	2,910,490	4,196,434	651,276
Net cash provided by/ (used in) investing activities	1,179,946	(1,385,810)	(215,074)	(632,608)	(5,942,268)	(922,226)
Net cash provided by/ (used in) financing activities	8,602,624	(2,166,990)	(336,312)	8,965,576	(2,116,528)	(328,480)
Effect of exchange rate changes on cash cash equivalents and restricted cash	(109,243)	(1,941)	(301)	(89,783)	(102,554)	(15,915)
Net increase / (decrease) in cash, cash equivalents and restricted cash	11,153,756	(1,767,664)	(274,337)	11,153,675	(3,964,916)	(615,345)
Cash, cash equivalents and restricted cash at beginning of period	5,277,333	12,162,840	1,887,643	5,277,414	14,360,092	2,228,651
Cash, cash equivalents and restricted cash at end of period	16,431,089	10,395,176	1,613,306	16,431,089	10,395,176	1,613,305

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	September 30,	September 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)

Cash and cash equivalents	16,408,906	10,357,744	1,607,497
Restricted cash, current	8,070	30,369	4,713
Restricted cash, non-current	14,113	7,063	1,096
Total cash, cash equivalents and restricted cash	16,431,089	10,395,176	1,613,306

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
		(in thousands, except for share and per share data)
Net income	1,210,290	1,147,890	178,149	3,034,834	2,953,641	458,398
Add:
Share-based compensation expense (1)	—	—	—	264,154	248,027	38,493
Adjusted net income	1,210,290	1,147,890	178,149	3,298,988	3,201,668	496,891

Net income	1,210,290	1,147,890	178,149	3,034,834	2,953,641	458,398
Add:
Depreciation	453,818	508,464	78,912	1,254,824	1,535,046	238,235
Amortization	25,390	29,525	4,582	58,640	89,104	13,829
Interest expenses	13,707	52,271	8,112	23,132	101,651	15,776
Income tax expenses	(27,845)	229,525	35,622	400,228	634,022	98,399
EBITDA	1,675,360	1,967,675	305,377	4,771,658	5,313,464	824,637

Add:
Share-based compensation expense	—	—	—	264,154	248,027	38,493
Adjusted EBITDA	1,675,360	1,967,675	305,377	5,035,812	5,561,491	863,130

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
		(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,201,019	1,166,700	181,068	3,024,072	2,992,497	464,428
Add:
Share-based compensation expense (1)	—	—	—	264,154	248,027	38,493
Adjusted Net income attributable to ordinary shareholders	1,201,019	1,166,700	181,068	3,288,226	3,240,524	502,921

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	784,872,994	816,342,418	816,342,418	783,711,509	823,841,096	823,841,096
Diluted	784,872,994	816,342,418	816,342,418	783,778,138	823,841,096	823,841,096

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.53	1.43	0.22	3.86	3.63	0.56
Diluted	1.53	1.43	0.22	3.86	3.63	0.56

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.53	1.43	0.22	4.20	3.93	0.61
Diluted	1.53	1.43	0.22	4.20	3.93	0.61

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508